SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

MINISO Group Holding Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.00001 per share

(Title of Class of Securities)

66981J 102 **

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 66981J 102 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “MNSO.” Each ADS represents four Class A ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
Minxin Li
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
56,151,532(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
56,151,532(1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
56,151,532
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
6.3% of outstanding Class A ordinary shares. (2) (*The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power.)
12	Type of Reporting Person IN

(1)                        Represents 56,151,532 Class A ordinary shares directly held by LMX MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. All shares of LMX MC LIMITED are held by TMF (Cayman) Ltd. on behalf of LMX Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Minxin Li and his family members as beneficiaries. Mr. Minxin Li is deemed to be the controlling person of the trust.

(2)                        The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 897,275,873 Class A ordinary shares of the Issuer outstanding as of December 31, 2020.

*                                     The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share. As of December 31, 2020, the Issuer had 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares outstanding.

1	Name of Reporting Person
LMX MC LIMITED
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
56,151,532(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
56,151,532(1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
56,151,532
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
6.3% of outstanding Class A ordinary shares. (2) (*The voting power of the shares beneficially owned represent 3.0% of the total outstanding voting power.)
12	Type of Reporting Person CO

(1)                        Represents 56,151,532 Class A ordinary shares held by LMX MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. All shares of LMX MC LIMITED are held by TMF (Cayman) Ltd. on behalf of LMX Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Minxin Li and his family members as beneficiaries. Mr. Minxin Li is deemed to be the controlling person of the trust.

(2)                        The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 897,275,873 Class A ordinary shares of the Issuer outstanding as of December 31, 2020.

*                                     The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share. As of December 31, 2020, the Issuer had 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares outstanding.

Item 1(a).	Name of Issuer: MINISO Group Holding Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 25F, Heye Plaza, No.486, Kangwangzhong Road, Liwan District, Guangzhou 510140, Guangdong Province, People’s Republic of China
Item 2(a).	Name of Person Filing: Minxin Li LMX MC LIMITED (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Persons is 25F, Heye Plaza, No.486, Kangwangzhong Road, Liwan District, Guangzhou 510140, Guangdong Province, People’s Republic of China

Item 2(c)	Citizenship: Minxin Li - People’s Republic of China LMX MC LIMITED - British Virgin Islands
Item 2(d).	Title of Class of Securities: Class A ordinary shares, $0.00001 par value per share, of the Issuer
Item 2(e).

CUSIP Number:

66981J 102

This CUSIP number applies to the American depositary shares of the Issuer, each representing four Class A ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares of par value of $0.00001 per share of the Issuer by each of the Reporting Persons is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned		Percent of class(1)	Percent of aggregate voting power(2)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Minxin Li	56,151,532	(3)	6.3%	3.0%	56,151,532	(3)	0	56,151,532	(3)	0
LMX MC LIMITED	56,151,532	(4)	6.3%	3.0%	56,151,532	(4)	0	56,151,532	(4)	0

(1)         The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 897,275,873 Class A ordinary shares of the Issuer outstanding as of December 31, 2020. In computing the percentage ownership of a Reporting Person, the shares that the Reporting Person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2020 have been included.

(2)         For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class as of December 31, 2020. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to three votes per share on all matters submitted to them for vote. As of December 31, 2020, the Issuer had 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares outstanding.

(3)         Represents 56,151,532 Class A ordinary shares directly held by LMX MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. All shares of LMX MC LIMITED are held by TMF (Cayman) Ltd. on behalf of LMX Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Minxin Li and his family members as beneficiaries. Mr. Minxin Li is deemed to be the controlling person of the trust. The business address of LMX MC LIMITED is c/o 25/F, Heye Plaza, No.486, Kangwang Middle Road, Liwan District, Guangzhou 510140, Guangdong province, the People’s Republic of China.

(4)         Represents 56,151,532 Class A ordinary shares held by LMX MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

Minxin Li

/s/ Minxin Li

LMX MC LIMITED

By:	/s/ Minxin Li
Name:	Minxin Li
Title:	Director